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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                           SAIFUN SEMICONDUCTORS LTD.
                           --------------------------
                                (Name of Issuer)

                                 Ordinary Shares
                         ------------------------------
                         (Title of Class of Securities)

                                   M8233P 10 2
                                 --------------
                                 (CUSIP Number)

                                December 31, 2006
             -------------------------------------------------------
             (Date of Event Which Required Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

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CUSIP No. M8233P102                      13G/A                 Page 2 of 6 Pages
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-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DR. BOAZ EITAN
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                        (b) [ ]
-------- -----------------------------------------------------------------------
3        SEC USE ONLY
-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         ISRAELI AND UNITED STATES
-------------- ---- ------------------------------------------------------------
NUMBER OF           SOLE VOTING POWER
SHARES         1.   4,920,440
BENEFICIALLY   ---- ------------------------------------------------------------
OWNED BY            SHARED VOTING POWER
EACH           2.   10,921,558
REPORTING      ---- ------------------------------------------------------------
PERSON WITH         SOLE DISPOSITIVE POWER
               3.   4,920,440
               ---- ------------------------------------------------------------
                    SHARED DISPOSITIVE POWER
               4.   10,921,558
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,921,558
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                      [ ]
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         34.7
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         IN
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CUSIP No. M8233P102                      13G/A                 Page 3 of 6 Pages
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-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MRS. TALLY EITAN
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]
-------- -----------------------------------------------------------------------
3        SEC USE ONLY
-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         ISRAELI AND UNITED STATES
-------------- ---- ------------------------------------------------------------
NUMBER OF           SOLE VOTING POWER
SHARES         1.   26,666
BENEFICIALLY   ---- ------------------------------------------------------------
OWNED BY            SHARED VOTING POWER
EACH           2.   6,001,118
REPORTING      ---- ------------------------------------------------------------
PERSON WITH         SOLE DISPOSITIVE POWER
               3.   26,666
               ---- ------------------------------------------------------------
                    SHARED DISPOSITIVE POWER
               4.   6,001,118
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,001,118
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES(1)                                                   [X]
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         19.1
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         IN
-------- -----------------------------------------------------------------------

----------
(1) Excludes 4,920,440 ordinary shares held by Dr. Boaz Eitan. Mrs. Tally Eitan is Dr. Boaz Eitan's spouse and by virtue of that relationship may be deemed to be the beneficial owner of the shares that he owns. Mrs. Eitan disclaims such beneficial ownership except to the extent of her pecuniary interest therein.
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CUSIP No. M8233P102                      13G/A                 Page 4 of 6 Pages
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ITEM 1(a).     NAME OF ISSUER:

               Saifun Semiconductors Ltd.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               45 Hamelacha Street
               Sappir Industrial Park
               Netanya, 42504
               Israel
               972-9-8928444

ITEM 2(a).     NAME OF PERSON FILING:

               Dr. Boaz Eitan

               Mrs. Tally Eitan

               The foregoing entities and individuals are collectively referred to as the "Reporting Persons" in this Statement.

               This statement is filed jointly on behalf of the Reporting Persons. In accordance with Rule 13d-1(k)(1) under the Exchange Act, each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               45 Hamelacha Street
               Sappir Industrial Park
               Netanya, 42504
               Israel
               972-9-8928444

ITEM 2(c).     CITIZENSHIP:

               Dr. Boaz Eitan: Israeli and American

               Mrs. Tally Eitan: Israeli and American

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Ordinary Shares

ITEM 2(e).     CUSIP NUMBER:

               M8233P102
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CUSIP No. M8233P102                      13G/A                 Page 5 of 6 Pages
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ITEM 3.        IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR
               13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

               (a) [ ]  Broker or dealer registered under section 15 of the Act;

               (b) [ ]  Bank as defined in section 3(a)(6) of the Act;

               (c) [ ] Insurance company as defined in section 3(a)(19) of the Act;

               (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940;

               (e) [ ]  An investment adviser in accordance with Rule 13d-1(b
                        (1)(ii)(E);

               (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

               (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7);

               (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

               (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

               (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

               If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

ITEM 4.        OWNERSHIP

(a)       Amount beneficially owned:

          Consists of 4,920,440 ordinary shares held directly by Dr. Eitan, 1,905,780 ordinary shares held by Adi & Gal Ltd., 1,429,336 ordinary shares held by Sharon & Yoav Ltd., 1,200,000 ordinary shares held by Shikmat Eitan Ltd., 952,892 ordinary shares held by Yonatan & Maya Ltd., 476,444 ordinary shares held by Batya and Yoseph Ltd. and 10,000 ordinary shares held by MIRAGE BVBA. Each of these entities is jointly owned and controlled by Dr. Eitan and his wife. This number also includes 26,666 ordinary shares owned by Dr. Eitan's wife. Dr. and Mrs. Eitan each disclaim beneficial ownership of the shares held by them except to the extent of their respective pecuniary interests therein.

(b)       Percent of class: See Row 11 of cover page for each Reporting Person.

(c)       Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
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CUSIP No. M8233P102                      13G/A                 Page 6 of 6 Pages
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          (ii) Shared power to vote or direct the vote: See Row 6 of cover page for each Reporting Person.

          (iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

          (iv) Shared power to dispose of or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               See Item 2(a) above.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not Applicable.

ITEM 10.       CERTIFICATION.

               Not applicable.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007

                                                                 DR. BOAZ EITAN


                                                                 /s/ Boaz Eitan
                                                                 ---------------

                                                                 TALLY EITAN


                                                                 /s/ Tally Eitan
                                                                 ---------------